

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Garo Armen
Executive Chairman
Protagenic Therapeutics, Inc.
149 Fifth Avenue
New York, New York 10010

     Re: Protagenic Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed June 4, 2021
          File No. 333-256790

Dear Mr. Armen:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Nicholas Lamparski at 202-551-4695 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Trade & Services

cc: Dean M. Colucci